Filed by VimpelCom Ltd.

Commission File No.: 333-164770

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Open Joint Stock Company “Vimpel-Communications”

Subject Company Commission File No.: 001-14522

Transcript of a taped interview with Alexander Izosimov

Alexander, would you like to start by telling us what the essence of this transaction is?

The transaction, which we are currently dealing with, is the combination of two very good companies. One is VimpelCom, which is operating predominantly in Russia and the former Soviet Union and now making first steps to develop its markets in Asia, in Vietnam, Cambodia and Laos. And on the other side we have Kyivstar, which is the leading operator in Ukraine; very strong company. And the transaction is bringing these two companies together to create a new one, which we believe is an excellent platform for building further and developing the true leader in the emerging market telecoms.

So is this transaction really a round of building scale in emerging markets?

Yes and no. Scale is an important part of that. Clearly as the result of that transaction, the company will have much stronger balance sheet and much stronger cash flows, which can be re-deployed more aggressively to develop the new markets. So that’s the important bit.

But I believe that in the future, in-market position will be crucial to creating value for the shareholders and merging two leading operators and bringing to the portfolio of markets in VimpelCom world, a company which has an undisputed leadership position in such an important market as Ukraine is of course a big addition as well. So it is both scale and the strength of the position in the market.

Why is Kyivstar such an attractive asset for you?

Going forward it’s very important what is your in-market position and Kyivstar brings superior position on that market. It is a very high-quality network, very strong market share, very strong performance, very strong cash flow generation; so it’s a really crown jewel asset and it will be a very strong addition to the portfolio of the existing markets in VimpelCom.

Some people have said haven’t they that the Ukrainian economy has an uncertain outlook and have raised concerns around Kyivstar in that sense. What is your message to them?

For many it is, but I think that where there is concern there is always an opportunity and it depends on how you look at it. People argue, for example, that the Ukrainian economy and hryvnia went down dramatically and therefore the outlook is fairly bleak and is it the right time really to go into a transaction like that. I would counter that with it is an excellent timing. We are entering exactly at the bottom of the market so the transaction looks fair on those valuations. And it means, usually, when economy drops so sharply down it rebounds quite rapidly as well and therefore I’m pretty positive that we will be seeing quite strong growth coming from the Ukrainian market, and telecom market in particular. In that sense, I do not share those gloom and doom concerns about Ukraine, I’m rather more optimistic.

So Alexander, the terms of the dividend policy for this Company, what will it be?

It’s a very important aspect of how we think about creating total return to the shareholders. In the past all the focus has been on growth and all the resources of the company have been dedicated to that. And naturally it was coming on the back of very rapid penetration growth and new subscribers coming in large numbers and that has been reflected in stock appreciation.

Now pictures will change because by the end of this year we will have 5 billion subscribers on the planet, and with 6 billion population clearly you run out of new subscribers. There is a little bit left in India and China but by and large… The investors more and more shift their focus towards the companies which consistently generate good return from the operating cash flows and high dividend yield.

To address that, we decided to create a dividend policy which addresses specifically this shareholder desire and concern and we will ring fence 50% of operating cash flow from both Ukraine and Russia. It actually is a very important step because Russia and Ukraine they become more mature markets and they will require less of capex. And cash flow, which these two markets will be generating, will be quite high and that will create reasonably high dividend yield, which will be attractive for the shareholders going forward.

So has this exchange offer been recommended by the OJSC VimpelCom Board then?

Yes, we need to clarify what is Ltd. what is OJSC. When we say OJSC we mean the old VimpelCom as is. As the offer appeals to the existing shareholders of VimpelCom, naturally the recommendation of the board, of existing VimpelCom, is very important. And the board unanimously recommends the shareholders to tender their shares in exchange for the new combined company.

Is there a deadline by which shareholders have to act?

The transaction has been launched and there is a clearly prescribed timeframe for the transaction and shareholders need to tender their shares before the 15th of April. The transaction itself will lapse on the 20th of April when old VimpelCom will be delisted from New York Stock Exchange and new VimpelCom will be relisted. We will enjoy the same ticker, VIP, which I believe is very important, is a very attractive ticker and all history of VimpelCom presence on New York Stock Exchange.

So just summing up then, for shareholders this is a sensible offer?

I believe, absolutely, a sensible offer and a very attractive one as well so I would encourage shareholders, naturally, to accept and act. The feature of this transaction, very important feature, is that inaction actually doesn’t serve you well…

That’s because of the delisting point that you were making?

Correct. Then if you don’t act, you find yourself either in a mandatory squeeze out or you will be a minority shareholder in the delisted entity depending how further evolution of the company will happen. So the outcomes are not that attractive. And I believe that shareholders will be much better off by taking an action and tendering their shares.

Alexander, thank you very much.

Thank you.

Important Additional Information

In connection with the exchange offer by VimpelCom Ltd. to acquire all outstanding shares of OJSC VimpelCom (including those represented by American Depositary Shares (“ADSs”)), VimpelCom Ltd. has filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which includes a prospectus and related acceptance materials, to register shares of VimpelCom Ltd. (including those represented by Depositary Receipts (“DRs”)) to be issued in exchange for OJSC VimpelCom shares held by U.S. persons and OJSC VimpelCom ADSs held by all holders, wherever located. The exchange offer comprises an offer made pursuant to a prospectus sent to all shareholders of OJSC VimpelCom who are U.S. holders and to all holders of OJSC VimpelCom ADSs, wherever located (the “U.S. Offer”), and an offer made pursuant to a separate Russian offer document to all holders of OJSC VimpelCom shares, wherever located (the “Russian Offer,” and together with the U.S. Offer, the “Offers”). The U.S. Offer is scheduled to expire at 5:00 pm New York City time on April 15, 2010, and the Russian Offer is scheduled to expire at 11:59 pm Moscow time on April 20, 2010. VimpelCom Ltd. has the right to extend the acceptance period of the Offers. Any extension will be announced not later than the next business day after the previously scheduled expiration date of the Russian Offer. VimpelCom Ltd. will announce any extension of the

Offers by issuing a press release and by publishing an announcement in newspapers in the United States and Russia. In addition, VimpelCom Ltd. will file the announcement with the SEC via the EDGAR filing system and post the announcement on its website (www.vimpelcomlimited.com).

Holders of OJSC VimpelCom securities are urged to carefully read the registration statement (including the prospectus) and any other documents relating to the Offers filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information. Free copies of the registration statement, including the prospectus and related U.S. Offer acceptance materials and other relevant documents filed with the SEC in respect of the U.S. Offer, can be obtained at the SEC’s website at www.sec.gov or VimpelCom Ltd.’s website at www.vimpelcomlimited.com. The preliminary prospectus and related U.S. Offer acceptance materials have been mailed to holders of OJSC VimpelCom securities eligible to participate in the U.S. Offer and a final prospectus also will be mailed to such holders when available. Additional copies may be obtained for free from Innisfree M&A Incorporated, the information agent for the Offers, at the following telephone numbers: 1-877-800-5190 (for shareholders and ADS holders) and 1-212-750-5833 (for banks or brokers).

This announcement is not an offering document and does not constitute an offer to sell or the solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to exchange OJSC VimpelCom securities for VimpelCom Ltd. DRs in the United States will only be made pursuant to the prospectus and related U.S. Offer acceptance materials are being mailed to U.S. holders of OJSC VimpelCom shares and all holders of OJSC VimpelCom ADSs, wherever located. An investor may only exchange OJSC VimpelCom shares for VimpelCom Ltd. DRs in the Offers in Russia if such investor is a “qualified investor” under the applicable Russian rules and regulations. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

This announcement does not constitute an advertisement of securities, including securities of foreign issuers, in the Russian Federation within the meaning of Federal Law No. 39-FZ “On the Securities Market” dated April 22, 1996, as amended (the “Securities Law”), Federal Law No. 46-FZ “On the Protection of Rights and Lawful Interests of Investors on the Securities Market” dated March 5, 1999, as amended, and Federal Law No. 38-FZ “On Advertising” dated March 13, 2006, as amended, or a public offer to purchase, sell, exchange or transfer to or for the benefit of any person resident, incorporated, established or having their usual residence in the Russian Federation, or to any person located within the territory of the Russian Federation, that does not fall under a legal definition of a “qualified investor” within the meaning of Article 51.2 of the Securities Law, or an invitation to or for the benefit of any such person, to make offers to purchase, sell, exchange or transfer any such securities. The securities of VimpelCom Ltd. have not been and will not be admitted for placement, public placement or public circulation in the Russian Federation within the meaning of Article 51.1 of the Securities Law.

Cautionary statement regarding forward-looking statements

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements concerning the anticipated timing of filings and approvals relating to the proposed transactions; the expected timing of the completion of the proposed transactions; the expected benefits and costs of the proposed transactions; management plans relating to the proposed transactions; the ability to complete the proposed transactions in view of the various closing conditions; the possibility that the proposed transactions may not be completed, any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Any statement in this announcement that expresses or implies VimpelCom Ltd.’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, risks related to the timing or ultimate completion of the proposed transactions; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the proposed transactions, the business of

OJSC VimpelCom or Kyivstar may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies or otherwise realize the synergies anticipated for the proposed transactions; and other risks and uncertainties that are beyond the parties’ control. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom Ltd. expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.